No. of Pages 8

082-03581

SPIC

Southern Petrochemical Industries Corporation Limited

Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.
Phone : 2235 0245 Fax : 2235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spic.co.in

BY COURIER

Secy/ 6th August 2010

Securities and Exchange Commission
Judiciary Plaza
450, Fifth Street
WASHINGTON D.C. 20549





10016137

SUPPL

Dear Sirs,

Audited accounts for the year ended 31st March 2010

We write to inform that the Board of Directors of the Company at the Meeting held on 6th August 2010 has approved the audited financial results of the Company for the year ended 31st March 2010.

The aforesaid audited financial results with comparative figures relating to the previous financial year are enclosed for information.

Thanking you,

Yours faithfully,
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.



N RAMAKRISHNAN
SECRETARY

Encl. as above





SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office : 73, Armenian Street, Chennai 600 001

AUDITED FINANCIAL RESULTS (BOTH STANDALONE AND CONSOLIDATED) FOR THE YEAR ENDED 31ST MARCH 2010

(Rs. in Lac)

S. No.	Particulars	STANDALONE		CONSOLIDATED	
		Year ended 31.03.2010	Year ended 31.03.2009	Year ended 31.03.2010	Year ended 31.03.2009
		(Audited)		(Audited)	
1	Income				
	(a) Net Sales/Income from Operations	41706.51	37778.81	111437.07	183169.89
	(b) Operating Income	5025.62	2042.79	5025.62	2042.79
	Total Income	46732.13	39821.60	116462.69	185212.68
2	Expenditure				
	a.(Increase)/decrease in stock in trade and work in progress	2632.39	520.64	17103.79	(13028.67)
	b.Consumption of raw materials	19053.96	7582.69	46279.01	113313.01
	c.Materials and Equipments for Construction Contracts	3746.48	7347.15	3746.48	7347.15
	d.Purchase of traded goods	1599.83	899.30	2046.95	899.30
	e.Power and fuel charges	4327.65	5077.93	4951.84	6276.30
	f. Employees cost	5669.36	6878.32	11780.74	12859.55
	g.Depreciation	9667.44	8245.52	15418.15	13609.53
	h.Exchange (Gain)/Loss(Nett)	(3750.95)	6924.90	(3810.07)	224.94
	i. Other expenditure	11699.58	12559.32	38938.89	54282.56
	Total Expenditure	54645.74	56035.77	136455.78	195783.67
3	Profit/(Loss) from Operations before Other Income, Interest and Exceptional Items (1-2)	(7913.61)	(16214.17)	(19993.09)	(10570.99)
4	Other Income	1799.91	3093.56	2179.99	4022.50
5	Profit/(Loss) before Interest and Exceptional Items (3+4)	(6113.70)	(13120.61)	(17813.10)	(6548.49)
6	Interest	2049.51	12774.31	2346.04	13283.75
7	Profit/(Loss) after Interest but before Exceptional Items (5-6)	(8163.21)	(25894.92)	(20159.14)	(19832.24)
8	Exception Items				
	a.Profit on Sale of Fixed assets	(1315.50)	-	(1315.48)	-
	b.Provision for Diminution in value of Investment	(30609.63)	(44773.03)	(6.56)	42.33
	c.Profit on sale of investments in a joint venture and in a wholly owned subsidiary company	7694.45	-	-	-
	d.Excess liability for interest on loans written back	17065.40	-	17065.40	-
	e.Provision for claims no longer required written back	2871.92	-	2871.92	-
	f. Goodwill written off	-	-	-	12050.92
9	Profit/(Loss) from Ordinary Activities before tax (7-8)	(12456.57)	(70667.95)	(1543.86)	(31925.49)
10	Tax expenses				
	Fringe Benefit Tax	-	52.88	-	84.89
	Current Tax	-	-	817.01	750.61
	Deferred Tax	-	-	223.62	314.40
11	Net Profit / (Loss) for the period (9-10)	(12456.57)	(70720.83)	(2584.49)	(33075.39)
12	Add: Share of Profit From Associates	-	-	1259.35	515.10
13	Less: Minority Interest	-	-	(6853.41)	1500.95
14	Profit/(Loss) for the period (11+12-13)	(12456.57)	(70720.83)	5528.27	(34061.24)
15	Paid-up equity share capital (Face Value Rs.10 per share)	13117.35	10794.82	13117.35	10794.82
16	Reserve excluding revaluation reserves	25628.90	23770.87	44084.06	38820.35
17	Debit balance in Profit and Loss Account	157368.83	144912.26	91609.15	101737.55
18	Earnings Per Share (EPS)				
	a) Basic and diluted EPS before Extraordinary items (not annualised)	(11.69)	(65.68)	4.95	(30.80)
	b) Basic and diluted EPS after Extraordinary items (not annualised)	(9.77)	(65.68)	4.14	(30.80)
19	Aggregate of Public shareholding				
	a) Number of Shares	65040979	48304263	65040979	48304263
	b) Percentage of Shareholding	57.08	53.28	57.08	53.28
20	Promoters & Promoter group shareholding				
	a) Pledged/Encumbered				
	- Number of shares	10531639	10531639	-	-
	- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	21.53	24.86	-	-
	- Percentage of shares (as a % of the total sharecapital of the Company)	8.03	9.76	-	-
	b) Non-encumbered				
	- Number of shares	38383770	31825094	-	-
	- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	78.47	75.14	-	-
	- Percentage of shares (as a % of the total sharecapital of the Company)	29.26	29.48	-	-

Chennai
6th August 2010

For and on behalf of the Board
A.C.MUTHIAH
CHAIRMAN

Statement of Assets and Liabilities

(Rs. in Lakhs)

Particulars	STANDALONE		CONSOLIDATED	
	Year ended 31.03.2010 (Audited)	Year ended 31.03.2009 (Audited)	Year ended 31.03.2010 (Audited)	Year ended 31.03.2009 (Audited)
Shareholders fund				
(a) Capital	18186.79	12044.82	18186.79	12044.82
(b) Share Capital Advance	-	-	1615.03	1616.81
(c) Reserves & surplus	25628.9	23770.87	45575.96	38820.33
Minority Interests	-	-	24072.78	31189.15
Loan funds	217194.53	271469.80	551436.43	607305.20
Deferred tax liability			2320.48	2107.59
Total	**261010.22**	**307285.49**	**643207.48**	**693083.90**
Fixed Assets including CWIP	107716.26	126165.52	301976.15	332582.29
Fixed Assets held for transfer	-	-	359.58	362.15
Preoperative expenditure pending allocation	-	-	334490.50	334415.67
Investments	23854.42	57561.53	9454.97	11048.36
Current Assets, Loans and advances				
(a) Interest accured on Investments	6.35	6.56	6.35	6.56
(b) Inventories	10802.53	12064.77	22641.44	38624.95
(c) Sundry Debtors	7171.39	5275.05	8739.9	14959.55
(d) Cash and Bank balances	18264.72	28772.30	23435.73	41500.12
(e) Loans and Advances	15123.27	16372.19	10707.02	9333.77
Less: Current liabilities and provisions				
(a) Liabilities	78870.03	83374.71	159750.61	190183.28
(b) Provisions	427.52	469.98	779.54	1620.63
Net Current Assets	(27929.29)	(21353.82)	(94999.71)	(87378.96)
Miscellaneous expenditure		-	316.84	316.84
(Not written off or adjusted)		-	-	-
Profit and loss account	157368.83	144912.26	91609.15	101737.55
Total	**261010.22**	**307285.49**	**643207.48**	**693083.90**

SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE YEAR ENDED 31ST MARCH 2010

(Rs. in Lac)

S.No.	Description	STANDALONE		CONSOLIDATED	
		Year ended 31.03.2010	Year ended 31.03.2009	Year ended 31.03.2010	Year ended 31.03.2009
A	Segment Revenue				
	a) Agro Inputs	**31823.68**	13835.87	**69792.73**	125908.82
	b) Bulk Drugs & Formulations	**4988.96**	10564.71	**4988.95**	10564.71
	c) SMO	**8437.13**	13009.52	**8437.14**	13009.52
	d) Petrochemicals	**-**	-	**-**	-
	e) Others	**2564.57**	2439.12	**34706.16**	36686.18
	f) Unallocated Income	**4468.65**	3065.94	**4468.65**	3065.94
	Sales / Income from Operations	**52282.99**	42915.16	**122393.63**	189235.16
B	Segment Results Profit / (Loss) (Before Tax and Interest) For Each Segment				
	a) Agro Inputs	**(2677.52)**	(8450.67)	**5161.62**	(5663.98)
	b) Bulk Drugs & Formulations	**(4365.20)**	(1626.13)	**(4365.20)**	(1626.13)
	c) SMO	**262.40**	585.50	**262.40**	585.50
	d) Petrochemicals	**-**	-	**-**	-
	e) Others	**(468.98)**	(278.57)	**2810.35**	3596.43
	f) Unallocated	**(3157.76)**	(48123.77)	**(3066.99)**	(15533.56)
	Total	**(10407.06)**	(57893.64)	**802.18**	(18641.74)
	Less: Interest	**2049.51**	12774.31	**2346.04**	13283.75
	Total Profit / (Loss) Before Tax	**(12456.57)**	(70667.95)	**(1543.86)**	(31925.49)
C	Capital Employed (Segment Asset - Segment Liability)				
	a) Agro Inputs	**26033.34**	24288.36	**79593.68**	94834.30
	b) Bulk Drugs & Formulations	**8394.47**	13110.57	**8394.46**	13110.57
	c) SMO	**7460.92**	7319.44	**7460.92**	7319.44
	d) Petrochemicals	**-**	-	**57752.79**	57752.80
	e) Others	**3016.39**	6388.93	**19580.75**	22703.44
	f) Unallocated	**(158458.25)**	(160203.88)	**(174941.18)**	(262058.94)
	Total	**(113553.13)**	(109096.58)	**(2158.58)**	(66338.39)

Notes:

1. The Company had recommenced production of Phosphatic fertilizers from 8th April 2009 and continued production during the current quarter. The other Divisions viz SPIC Maintenance Organization, Pharma and Agribusiness continued their operations throughout the quarter. However PenG operations of Pharma Division are shut down from 15th January 2010 due to prevailing unremunerative prices on account of Chinese competition.

2. a. As on 31st March 2010 secured lenders covering approximately 84% in value had assigned the financial assistance granted by them along with the attendant security interest in favour of Asset Reconstruction Company (India) Limited (ARCIL). During the current quarter, ARCIL and other financial institutions have approved the rework package through CDR mechanism. While the company has commenced payment of dues as per the rework package, credit has not been taken for expected relief in loan/interest liabilities pending satisfactory completion/compliance of the conditions stipulated in the package.

   b. Based on the amount of secured debts (including accrued interest) taken over by ARCIL and also the dues to other lenders (excluding HDFC) recognized in the rework package, the excess interest liability accrued in the books amounting to Rs.17,065.40 lac has been written back to Profit & Loss Account.

3. A supply agreement has been entered into on 24th April 2010 with Indian Oil Corporation Limited (IOCL) as per which a scheme for settlement of dues to IOCL has been agreed upon and consequently IOCL has agreed for resumption of supply of Naphtha and Furnace Oil to the fertilizer plant at Tuticorin.

4. Pursuant to the approval of the Board at its meeting held on 25th January 2010 and the shareholders at the EGM held on 22nd February 2010, M/s FICON Holdings Ltd, Mauritius (FICON) a promoter group entity remitted Rs. 50 Cr. and was allotted 2,77,77,777 Fully and Compulsorily Convertible Preference shares (FCCP) of Rs. 18 each with each FCCP share compulsorily and mandatorily convertible in multiple tranche to one equity share of Rs. 10 each, fully paid up at an issue price of Rs.18 which is inclusive of a premium of Rs.8 per share , in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR Regulations"). At the meeting of the Committee of the Board of Directors held on 31st March 2010, 65,58,676 FCCP were converted into Equity shares of the face value of Rs.10 each fully paid up at a premium of Rs.8 per share.

   The above said receipt of Rs. 50 crores has been since utilized towards settling the dues to Indian Oil Corporation Limited in accordance with the supply agreement entered into with them as explained in Note 3 above and this utilization is in accordance with the objective for which the preferential allotment was made.

5. Pursuant to the approval of the Board at its meeting held on 25th January 2010 and the shareholders at the EGM held on 22nd February 2010, Asset Reconstruction Company (India) Ltd. (ARCIL) has been allotted 1,66,66,666 equity shares of Rs. 10 each fully paid up, at an issue price of Rs. 18 per share inclusive of a premium of Rs. 8 per share in accordance with SEBI ICDR Regulations, 2009, at the meeting of the Committee of the Board of Directors held on 30th March 2010 by conversion of secured debt of a sum of Rs. 30 Cr into equity.

6. Credit for subsidies receivable from the Government of India is taken, based on the provisional rates notified by the Government, from time to time. In the case of increase in input costs/expenses for which retention price is yet to be announced, the Company makes a reasonable estimate of incremental amount due and accrues the same as income for the period. Also, necessary provisions have been made for changes on account of input cost escalation, in accordance with the policy and the amount of variation is expected to be announced by the Government of India.

7. The Company has carry forward business loss and unabsorbed depreciation, which give rise to a net deferred tax asset. However in the absence of virtual certainty that sufficient future taxable income will be available against which such deferred tax asset can be realized, the same has not been recognized.

8. Previous period's figures have been regrouped / recast, wherever necessary, to conform to the classification of the current quarter.

9. During the quarter the Company has entered into Share Purchase Agreement (SPA) with the Joint Venture Partner M/s. Jordan Phosphate Mines Company (JPMC) for sale of its entire shareholding (23,163,000 equity shares) in Indo-Jordan Chemicals Co Ltd. (IJC), pursuant to which the sale was effected in April 2010 without incurring loss.

10. During the quarter, the Division Bench of Hon'ble Madras High Court has passed an Order for winding up of the wholly owned subsidiary company, SPIC Petrochemicals Limited. However full provision has been made for the carrying value of the investments in this company and also for other dues from it.

11. During the quarter, the JAFZA Authority has issued notice to SPIC Fertilizers and Chemicals FZE, Dubai, a step down subsidiary of the Company for vacation of site and surrender of materials machineries by that company towards its dues to them. However full provision has been made for the carrying value of the investments in this step down subsidiary and also for other dues from it. Company does not expect any liability on this account.

12. During the quarter the company has reviewed the useful life of certain assets relating to Pharma division consequent to which additional depreciation of Rs.1409.38 lac has been provided for the quarter. Considering the proposal of the Government of India to levy anti dumping duty on Chinese imports, there will be no impairment of assets relating to Pen G Unit and accordingly no provision is considered necessary in this regard.

13. An Extraordinary General Meeting (EGM) of the Members of the Company was held on 19th May 2010 approved the issue of 43,478,260 equity shares of Rs.10/- each at an issue price of Rs.23/- per share on preferential basis to the Promoters group.

14. GOING CONCERN

The financial statements of the Company have been prepared on a going concern basis, in spite of full erosion of its net-worth in view of the following:

i) The Company had recommenced its production of phosphatic fertilizers from 8.4.2009 and continued the production during the current year. The other Divisions, viz. SPIC Maintenance Organization, Enzymes, API and Formulation Units and Agri Business, continued their operations throughout the financial year.

ii) The rework package dated 13th March 2010 approved under CDR mechanism (read with Term Sheet of ARCIL dated 28th March 2010), as referred in No.3 (b) envisages bringing down the debts to a sustainable level consequently proving the net-worth.

iii) The Supply Agreement executed on 24.4.2010 by the Company with Indian Oil Corporation Ltd. (IOC) which will enable the Company to source naphtha and furnace oil and recommencement of operations of its nitrogenous fertilizer plants in the near future.

iv) The assurance of Department of Fertilisers, Government of India, to cut down the urea subsidy payment cycle will result in reduction of working capital requirement and enable the Company to operate its nitrogenous fertilizer plants at stipulated capacity levels.

v) The Notification issued by the Department of Fertilisers, GOI, increasing the fixed cost reimbursements in urea operations resulting in additional realization of fertilizer subsidy and consequent improvement in profitability.

vi) The fresh order value received by SMO Division during the period from 1st April 2009 to 31st July 2010 aggregates to Rs.430.17 crore. This will enhance the revenue and also improve the profitability in the coming years.

15. The consolidated results do not include those relating to SPIC Petrochemicals Ltd., (SPIC Petro) and SPIC Fertilizers and Chemicals Ltd., (SFCL), Mauritius for the following reasons:-

   a. The Company has no more control over SPIC Petro consequent to the official liquidator having taken over the assets and effects of that Company.

   b. Due to inaccessibility of the records of the step down subsidiary of SPIC Fertilisers and Chemicals FZE Dubai (SFC Fze Dubai), consequent to the repossession of the premises and assets of that Company by Jebel Ali Free Zone Authority (JAFZA), the financial statements of that Company could not be prepared. Accordingly, the consolidated financial statements of SFCL, Mauritius also could not be prepared.

   This above matter has been referred to by the Auditors in their report on the consolidated financial statements.

16. During the year ended 31st March 2010, no investor complaint was received. No investor complaint was pending at the beginning and at the end of the year.

For and on behalf of the Board



A.C.MUTHIAH
CHAIRMAN

Chennai
6th August 2010

